UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUPREME INDUSTRIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

CLASS A 868607102

CLASS B 868607300

(CUSIP Number)

Richard J. Giromini

Chief Executive Officer

Wabash National Corporation

1000 Sagamore Parkway South

Lafayette, Indiana 47905

(765) 771-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Michael J. Silver, Esq.

William I. Intner, Esq.

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland

August 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.*

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868607102 and 868607300

1.	Name of Reporting Person Wabash National Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Class A Common Stock -0- shares of Class B Common Stock
	8.	Shared Voting Power -1,787,477- shares of Class A Common Stock[1] -1,624,500- shares of Class B Common Stock
	9.	Sole Dispositive Power -0- shares of Class A Common Stock -0- shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class A Common Stock -0- shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -1,787,477 shares of Class A Common Stock -1,624,500 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11)

11.5% of the shares of Class A Common Stock[2]

98% of the shares of Class B Common Stock

19.88% of the combined shares of Class A Common Stock and Class B Common Stock

14.	Type of Reporting Person CO

1 Beneficial ownership of the Shares (as defined below) of Supreme (as defined below) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2 The percentage calculation is based on (i) 15,503,763 shares of Class A Common Stock issued and outstanding as of July 26, 2017, as disclosed in Supreme’s Form 10-Q for the second quarter of 2017 that was filed by Supreme with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2017 (the “2017 10-Q2”), (ii) 1,656,467 shares of Class B Common Stock issued and outstanding as stated in the 2017 10-Q2, (iii) and 17,160,230 shares of the combined Class A Common Stock and Class B Common Stock issued and outstanding as stated in the 2017 10-Q2.

CUSIP No. 868607102 and 868607300

1.	Name of Reporting Person Redhawk Acquisition Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Class A Common Stock -0- shares of Class B Common Stock
	8.	Shared Voting Power -1,787,477 shares of Class A Common Stock[3] -1,624,500 shares of Class B Common Stock
	9.	Sole Dispositive Power -0- shares of Class A Common Stock -0- shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class A Common Stock -0- shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -1,787,477 shares of Class A Common Stock -1,624,500 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11)

11.5% of the shares of Class A Common Stock[4]

98% of the shares of Class B Common Stock

19.88% of the combined shares of Class A Common Stock and Class B Common Stock

14.	Type of Reporting Person CO

3 See Footnote 1 above.

4 See Footnote 2 above.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share (the “Shares”), of Supreme Industries, Inc., a Delaware corporation (“Supreme”). Supreme’s principal executive offices are located at 2581 E. Kercher Road, Goshen, Indiana 46528.

Item 2.	Identity and Background.

(a) The names of the persons filing this statement are Wabash National Corporation, a Delaware corporation (“Wabash”), and Redhawk Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Wabash (“Acquisition Sub,” and together with Wabash, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905.

(c) Wabash is a diversified industrial manufacturer and North America’s leading producer of semi-trailers and liquid transportation systems. Wabash manufactures a diverse range of products, including: dry freight and refrigerated trailers, platform trailers, bulk tank trailers, dry and refrigerated truck bodies, truck-mounted tanks, intermodal equipment, aircraft refueling equipment, structural composite panels and products, trailer aerodynamic solutions, and specialty food grade and pharmaceutical equipment which are sold under the following brand names: Wabash National®, Beall®, Benson®, Brenner® Tank, Bulk Tank International, DuraPlate®, Extract Technology®, Garsite, Progress Tank, Transcraft®, Walker Engineered Products, and Walker Transport. Acquisition Sub was formed by Wabash to acquire all of the outstanding Shares of Supreme and therefore has not carried on any activities to date other than those incident to its formation, entering into the Merger Agreement (as defined below) and the commencement of the Offer (as defined below).

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of the Reporting Persons named on Schedule A attached hereto are citizens of the United States.

Set forth on Schedule A attached hereto is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 8, 2017, Wabash, Acquisition Sub, and each of the executive officers and directors of Supreme and certain of the holders of Supreme’s Class B Common Stock (collectively, the “Tendering Stockholders”) entered into Tender and Voting Agreements (the “Tender and Voting Agreements”). Pursuant to the Tender and Voting Agreements, each of the signatories agreed to, among other things, tender, and not withdraw, their Shares of Supreme in the Offer and, if necessary, vote their Shares of Supreme in favor of the Merger (as defined below) and against any alternative acquisition proposal. The Tender and Voting Agreements terminate upon certain events, including any termination of the Merger Agreement (as defined below) in accordance with its terms and amendments to the Offer (as defined below) or Merger that reduce the Offer Price (as defined below) or change the form of consideration payable in the Offer or the Merger. The Tendering Stockholders entered into the Tender and Voting Agreements as an inducement to Wabash and Acquisition Sub to enter into the Merger Agreement. Neither Wabash nor Acquisition Sub paid additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreements and thus no funds were used for such purpose. The foregoing description of the Tender and Voting Agreements, and the actions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Tender and Voting Agreements, the form of which is filed as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

In connection with the Offer, Acquisition Sub estimates that it will need approximately $364 million to purchase all of the Shares pursuant to the Offer (assuming that all of the Shares are validly tendered and not withdrawn). Wabash and Acquisition Corp. may fund these payments through a $300 million senior unsecured bridge facility from Morgan Stanley Senior Funding, Inc. (“MSSF”), Wells Fargo Bank, National Association (“WFB”), Wells Fargo Securities, LLC (“WFS”) and Wells Fargo Capital Finance, LLC (“WFCF”; and together with MSSF, WFB and WFS, the “Commitment Parities”) pursuant to a bridge facility commitment letter (the “Commitment Letter”) entered into by and between Wabash and the Commitment Parties on August 8, 2017 (the “Bridge Facility”) which facility will mature 364 days after the closing of the Offer and Merger. It is expected that in lieu of borrowing all or a portion of the Bridge Facility, Wabash will issue and sell senior unsecured high yield notes or enter into another similar long-term debt financing prior to consummation of the Offer and Merger. The Commitment Letter also provides for the commitment of the Commitment Parties to provide Wabash with (i) a new asset-based revolving credit facility in the event that Wabash is unable to amend its existing asset-based credit facility to permit the Offer and the Merger by the closing of the Offer and Merger, and (ii) an additional $188.5 million under the Bridge Facility to pay off Wabash’s existing term loan facility in the event that it is unable to amend its existing term loan facility to permit the Offer and the Merger by the closing of the Offer and Merger. The commitment of the Lenders (as defined in the Commitment Letter) to provide the debt financings under the Commitment Letter is subject to customary conditions, including the absence of a Material Adverse Effect on Supreme (as defined in the Commitment Letter) having occurred, the execution of satisfactory documentation and other customary closing conditions. The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is filed as Exhibit 10.2 to this Schedule 13D and incorporated herein by reference.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

(a) – (b) On August 8, 2017, Wabash, Supreme, and Acquisition Sub, entered into an Agreement and Plan of Merger (the “Merger Agreement”), for the acquisition of Supreme by Wabash. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Acquisition Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares at a purchase price of $21.00 per Share in cash (the “Offer Price”), without interest. The Offer will initially expire at 12:01 a.m. (New York City time) on the date that is twenty-six business days following the commencement of the Offer. Under certain circumstances, Acquisition Sub may be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the SEC. Acquisition Sub will not be required to extend the Offer beyond the End Date (as defined below), and may not extend the Offer beyond the End Date without the prior written consent of Supreme.

The obligation of Acquisition Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that the number of Shares validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer, together with the number of Shares, if any, then owned by Wabash, Acquisition Sub and any subsidiary or affiliate of Wabash or Acquisition Sub, taken as a whole (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as defined in Section 251(h) of the Delaware Generation Corporation Law (the “DGCL”) by the depositary for the Offer pursuant to such procedures), constitutes at least one Share more than one-half of all Shares outstanding as of the consummation of the Offer (the “Minimum Tender Condition”).

As soon as practicable following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Supreme (the “Merger”), with Supreme surviving as a wholly owned subsidiary of Wabash (the “Surviving Corporation”). Acquisition Sub will effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, the Shares not purchased pursuant to the Offer (other than Shares held by Wabash, Supreme, Acquisition Sub or any of their respective wholly owned subsidiaries or by stockholders of Supreme who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any required withholding of taxes.

The Merger Agreement contains customary representations and warranties of Supreme, Wabash and Acquisition Sub. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring Supreme to (i) conduct its business in the ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve its assets, relationships, and to retain the services of its key officers and employees, and (iii) take no action that would adversely affect or materially delay regulatory approval. The Merger Agreement provides that each party will use reasonable best efforts to take all actions reasonably necessary, proper or advisable to consummate the Offer and Merger and the other transactions contemplated by the Merger Agreement. Supreme has also agreed, subject to applicable law, not to take certain actions during the period prior to closing without Wabash’s consent, which consent shall not be unreasonably withheld, delayed or conditioned, including entry into certain agreements, certain capital expenditures and making of certain payments. In addition the Merger Agreement requires that Supreme covenant to not solicit proposals relating to alternative transactions, waive any standstill agreement or, subject to certain exceptions, enter into discussions concerning or provide non-public information in connection with alternative transactions. However, Supreme may seek clarification of any of the terms and conditions of an acquisition proposal it receives and, if the board of directors of Supreme (the “Board”) determines in good faith, after consultation with legal counsel and financial advisors, that such acquisition proposal would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and, after consultation with legal counsel, that the failure to take such action would reasonably be expected to result in a breach of the directors’ fiduciary duties to the stockholders of Supreme under applicable law, may provide information to, and enter into discussions or negotiations with, third parties with respect to such unsolicited acquisition proposal. The Merger Agreement also provides that the Board may not withdraw or change its recommendation of the Offer, approve or recommend any alternative acquisition proposal or enter into any agreement with respect to any alternative acquisition proposal unless the Board determines in good faith (after consultation with legal and financial advisors) that an alternative acquisition proposal constitutes a Superior Proposal, or that certain material events or circumstances relating to the business prospects of Supreme have occurred, but only if (A) the Board determines in good faith (after consultation with legal advisors) that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to the stockholders under applicable law, (B) the Board provides Wabash with at least four business days’ advance written notice (provided however, that during the five business days prior to the initial expiration date of the Offer, the period for notice shall be reduced to two business days), and (C) during such four business day period (or, where applicable, such two business day period) the Board negotiates in good faith with Wabash on an amendment to the Merger Agreement so as to enable the Board to proceed with its recommendation of the Merger Agreement.

Consummation of the Offer is subject to customary conditions, including, among others, the Minimum Tender Condition, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the completion of a marketing period for Wabash’s financing, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) or governmental order delaying or preventing the acceptance of the Shares or otherwise prohibiting the transaction, performance by Supreme of its covenants and the continued accuracy of representations and warranties, subject to certain materiality standards. Consummation of the Offer and Merger are not subject to a financing condition.

The Merger Agreement also provides for certain mutual termination rights of Wabash and Supreme, including the right of either party to terminate the Merger Agreement if the Offer is not consummated by November 6, 2017 (the “End Date”), subject to extension for thirty days if all conditions to the Offer have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the expiration of the Offer, provided that such conditions are reasonably capable of being satisfied) other than the applicable waiting period under the HSR Act having expired or been terminated. Either party may also terminate the Merger Agreement if there shall be any applicable law that makes consummation of the Offer or Merger illegal or otherwise prohibited or a final non-appealable order of a governmental authority of competent jurisdiction restraining or otherwise prohibiting consummation of the transactions contemplated under the Merger Agreement.

In addition, Wabash may terminate the Merger Agreement if the Board withdraws, modifies or changes its recommendation of the Offer or Merger in a manner adverse to Wabash or Acquisition Sub, or Supreme breaches its nonsolicitation obligations in any material respect. If the Merger Agreement is terminated by Wabash under these circumstances, then Supreme shall be obligated to pay Wabash a fee equal to $12,751,000 (the “Supreme Termination Fee”). Supreme may also terminate the Merger Agreement prior to consummation of the Offer if the Board decides to do so in order to enter into an agreement to effect a transaction it deems to be Superior Proposal, subject to payment of the Supreme Termination Fee. Further, if a third party has made certain proposals to acquire Supreme and the Merger Agreement is terminated (i) by Wabash or Supreme if the Merger has not been consummated by the End Date or (ii) by Wabash due to an incurable material breach by Supreme, and within 12 months of such termination, Supreme consummates an acquisition proposal, then Supreme shall be obligated to pay the Supreme Termination Fee.

If Supreme terminates the Merger Agreement due to an incurable material breach by Wabash, or if the Acquisition Sub fails to consummate the Offer when all conditions thereto are met, then Wabash may be liable to pay Supreme a fee of $20,037,000 as liquidated damages (or Supreme may seek other damages or specific performance in lieu thereof).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

Information with respect to the Tender and Support Agreements is set forth in Item 3 above and is incorporated herein by reference.

(c) Not applicable.

(d) Subject to applicable law, Supreme shall take all requisite action so that the directors and officers of Acquisition Sub immediately prior to the Effective Time (as defined in the Merger Agreement) shall be, from and after the Effective Time, the directors and officers of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Charter and Bylaws and the DGCL.

(e) Under the terms of the Merger Agreement, Supreme may not (i) declare, set aside or pay any dividend on, or make any other distribution in respect of any outstanding shares of capital stock or other securities; (ii) directly or indirectly redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares of capital stock or other securities, or effect any reorganization or recapitalization or split, combine or reclassify any outstanding shares of capital stock or other securities or issue or authorize or propose the issuance of any outstanding shares of capital stock or other securities in respect of, in lieu of or in substitution for, such shares of capital stock or other securities; or (iii) issue, deliver, grant or sell, or authorize or propose the issuance, delivery, grant or sale of any outstanding shares of capital stock or other securities, amend or otherwise modify the terms of any outstanding shares of capital stock or other securities the effect of which will be to make such terms more favorable to the holders thereof or enter into or announce any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of any outstanding shares of capital stock or other securities, in each case except under limited circumstances as set forth in the Merger Agreement.

(f) If the transactions contemplated by the Merger Agreement are consummated, the surviving corporation in the Merger will become a wholly owned subsidiary of Wabash.

(g) The Merger Agreement contains provisions that limit the ability of Supreme and specified representatives of Supreme to engage in a transaction that would entail a change of control of Supreme (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h) Pursuant to the Merger Agreement, Supreme will apply for delisting of its Shares from the NYSE MKT promptly after the consummation of the Merger.

(i) Upon consummation of the transactions contemplated by the Merger Agreement, the Shares may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, Wabash currently has no plan or proposal which relates to, or may result in, any of the matters described in Item 4(a) – (i) of this Schedule 13D (although Wabash reserves the right to develop such plans).

SUPREME’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5.	Interest in the Securities of the Issuer.

(a)—(b) Other than those Shares that may be deemed to be beneficially owned by operation of the Tender and Voting Agreements, the Reporting Persons do not beneficially own any Shares. As a result of the Tender and Voting Agreements, the Reporting Persons may be deemed to possess shared voting power to vote up to 1,787,477 shares of Class A Common Stock and 1,624,500 shares of Class B Common Stock with respect to certain matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 1,787,477 shares of Class A Common Stock and 1,624,500 shares of Class B Common Stock. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 11.5% of all Class A Common Stock issued and outstanding, 98% of all Class B Common Stock issued and outstanding, and 19.88% of all Class A Common Stock and Class B Common Stock combined and issued and outstanding as of August 7, 2017. The Reporting Persons (i) are not entitled to any rights as stockholders of Supreme as to the Shares covered by the Tender and Voting Agreements, except as otherwise expressly provided in Tender and Voting Agreements and (ii) disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 under the Act. Except as set forth in this Item 5(a)–(b), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Shares.

(c) Except as described in this Schedule 13D, there have been no transactions in Shares effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule A, during the past sixty days.

(d) To the knowledge of the Reporting Persons, none of the Reporting Persons nor any person named in Schedule A, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Except for the Merger Agreement and the Tender and Voting Agreements (and to the knowledge of the persons listed in Schedule A) (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any person listed in Schedule A or between such persons and any other person with respect to any securities of Supreme, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of August 8, 2017, among Wabash National Corporation, Supreme Industries, Inc. and Redhawk Acquisition Corporation.

10.1*	Form of Tender and Voting Agreements, dated as of August 8, 2017, among Wabash National Corporation, Redhawk Acquisition Corporation and each of the officers and directors and certain holders of Class B common stock party thereto.

10.2*	Commitment Letter, dated as of August 8, 2017, by and among Wabash National Corporation, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC.

99.1	Joint Filing Agreement dated August 18, 2017 by Wabash National Corporation and Redhawk Acquisition Corporation.

* Incorporated by reference from the Form 8-K, dated as of August 8, 2017, filed by Wabash National Corporation with the United States Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WABASH NATIONAL CORPORATION

Date: August 18, 2017	By:	/s/ Jeffery L. Taylor
	Name:	Jeffery L. Taylor
	Its:	Senior Vice President and Chief Financial Officer

REDHAWK ACQUISITION CORPORATION

Date: August 18, 2017	By:	/s/ Jeffery L. Taylor
	Name:	Jeffery L. Taylor
	Its:	Secretary and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF WABASH AND ACQUISITION SUB

Directors and Executive Officers of Wabash. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years of each director and executive officer of Wabash and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is: c/o Wabash National Corporation, 1000 Sagamore Parkway S., Lafayette, Indiana 47905-4727. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to their employment with Wabash. All directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment
Richard J. Giromini	Chief Executive Officer, Director

Brent L. Yeagy	President and Chief Operating Officer, Director

William D. Pitchford	Senior Vice President – Human Resources and Assistant Secretary

Erin J. Roth	Senior Vice President – General Counsel and Secretary

Jeffery L. Taylor	Senior Vice President – Chief Financial Officer

Dr. Martin C. Jischke	Chairman of the Board of Directors

John E. Kunz	Director

Larry J. Magee	Director

Ann D. Murtlow	Director

Scott K. Sorensen	Director

Directors and Executive Officers of Acquisition Sub. The name and position with Acquisition Sub of each director and executive officer of Acquisition Sub is set forth below. Unless set forth below, the other required information with respect to each such person is set forth under “Directors and Executive Officers of Wabash”. Unless otherwise indicated, the business address of each such director and executive officer is: 1000 Sagamore Parkway S., Lafayette, Indiana 47905-4727. All directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment
Richard J. Giromini	President, Director

Brent L. Yeagy	Vice President, Director

Jeffery L. Taylor	Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of August 8, 2017, among Wabash National Corporation, Supreme Industries, Inc. and Redhawk Acquisition Corporation.

10.1*	Form of Tender and Voting Agreements, dated as of August 8, 2017, among Wabash National Corporation, Redhawk Acquisition Corporation and each of the officers and directors and certain holders of Class B common stock party thereto.

10.2*	Commitment Letter, dated as of August 8, 2017, by and among Wabash National Corporation, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC.

99.1	Joint Filing Agreement dated August 18, 2017 by Wabash National Corporation and Redhawk Acquisition Corporation.

* Incorporated by reference from the Form 8-K, dated as of August 8, 2017, filed by Wabash National Corporation with the United States Securities and Exchange Commission.